February 28, 2012	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Dear Mr. Ganley:

I am writing on behalf of Managers Trust I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 54 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 30, 2011 relating to the Managers AMG FQ Global Essentials Fund (the “Global Essentials Fund”) and the Managers PIMCO Bond Fund (the “PIMCO Bond Fund”) (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Global Comments in Prospectuses

1. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” please provide the Staff with each Fund’s completed expense table prior to filing the next Post-Effective Amendment to the Registration Statement.

Response: As requested, the Trust provided the Staff with each Fund’s completed expense table via email on February 27, 2012.

2. Comment: Please confirm supplementally that each Fund’s derivatives-related disclosures are consistent with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Trust believes that each Fund’s derivatives-related disclosures are consistent with the Staff’s position set forth in the ICI Letter.

3. Comment: With respect to valuation for purposes of the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), please explain supplementally whether the Trust uses the market value or the notional value of a Fund’s derivative positions.

Response: The Trust evaluates a Fund’s derivative positions for purposes of asset segregation based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff.

4. Comment: To the extent a Fund invests in over-the-counter (OTC) derivatives contracts, please explain whether there are any limits on the Fund’s exposure to a single counterparty.

Response: The limits on a Fund’s exposure to a single counterparty with respect to over-the-counter (OTC) derivatives transactions include: (i) any relevant limitations on derivatives counterparties that might be imposed by the 1940 Act, and (ii) if the Trust views the credit risk posed by exposure to such counterparty to be too great.

Global Essentials Fund

5. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please disclose how the Fund diversifies its investments globally. The Fund may satisfy this disclosure requirement by disclosing that it is a policy of the Fund to, under normal circumstances, invest at least 40% of its net assets, plus the amount of any borrowing for investment purposes, in investments (permitted by applicable law) of issuers organized, located, or doing a substantial amount of business outside the United States, including investments exposed to such issuers, and that the Fund invests in or has investments exposed to a minimum of three countries, including the United States. The Fund may also satisfy this disclosure requirement by disclosing, in some other fashion, how the Fund will have significant exposure to foreign investments.

Response: The requested change has been made.

6. Comment: Please consider revising the second sentence under “Summary of the Fund – Principal Investment Strategies” to clarify whether derivative instruments will be used to gain exposure to each asset class (e.g., global equities, debt and commodities), or whether derivative instruments will be used to gain exposure to commodities only.

Response: The requested change has been made by revising the sentence as follows: “The Fund also attempts to balance risk and return by gaining exposure, generally through derivative instruments, to global equities, debt and commodities utilizing a proprietary dynamic asset allocation process.”

7. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please consider clarifying whether the term “global equities” includes both U.S. and foreign equities, or whether such term refers to foreign equities only.

Response: The requested change has been made by revising the language in the first bullet under “Summary of the Fund – Principal Investment Strategies” as follows:

•

Global (U.S. and Non-U.S.) Equities – Generally, exposure to global (U.S. and non-U.S.) equities will be through futures on equity country indices, but the Fund may also seek to gain targeted exposure to various sectors through investments in exchange-traded funds (“ETFs”).

8. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please confirm whether sovereign (foreign country) debt includes below investment grade debt.

Response: The Trust confirms that sovereign (foreign country) debt may include below investment grade debt. The Trust notes that, in response to another Staff comment, the Fund has added disclosure to the summary section of its prospectus regarding the Fund’s investments in below investment grade debt and the corresponding risks (see comment and response 9, below).

9. Comment: If the Fund intends to invest in below investment grade debt, as suggested by the statement that the subadvisor will have the flexibility to invest in debt-related investments of any credit quality under “Additional Information About the Fund – Managers FQ Global Essentials Fund – Additional Information About the Fund’s Principal Investment Strategies,” please consider revising the disclosure under the “Summary of the Fund – Principal Investment Strategies” and “ – Principal Risks” sections to indicate that the Fund may invest in below investment grade debt and identify the particular risks of such investments.

Response: The requested change has been made.

10. Comment: Under “Summary of the Fund – Principal Investment Strategies,” in discussing how assets are selected by the subadvisor for inclusion based on their ability to efficiently diversify the portfolio across asset classes, please consider providing some indication of the limits or ranges of Fund assets that are allocated to each asset class.

Response: The subadvisor is not constrained by any particular limits or ranges in diversifying the Fund’s portfolio across the various asset classes, and thus no disclosure has been added in response to this comment.

11. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please confirm supplementally how the Fund will ensure that its investments in commodities will not cause a problem for the Fund with respect to its qualification under Subchapter M of the Internal Revenue Code of 1986, as amended, particularly as this relates to so-called “good income.”

Response: The Trust confirms that the Fund’s portfolio investments are actively monitored to determine which investments, when considered in light of the overall investment portfolio of the Fund, generate good income and which investments do not.

12. Comment: If the Fund has significant exposure to any particular industry sector, consider revising the disclosure under “Summary of the Fund – Principal Risks – Sector Risk” to identify the particular industry sector(s) to which the Fund has significant exposure and discuss the specific risks associated with such sector(s).

Response: The Trust notes that the Fund does not have significant exposure to a particular industry sector, but the Trust will consider supplementing the Fund’s prospectus in the future if the Fund has significant exposure to any particular industry sector.

13. Comment: Under “Summary of the Fund – Performance,” please explain why the performance of the composite index is shown on a hedged and unhedged basis with respect to currency exchange rates and consider whether the Fund’s investment strategy section should be revised to include disclosure regarding currency hedging.

Response: The Trust believes that showing performance of the composite index on both a hedged and unhedged basis provides a useful basis for shareholders to evaluate the Fund’s performance in consideration of the Fund’s investment strategies and risks. The Trust believes that the hedged composite index is more closely aligned with the Fund’s minimal currency risk, while the unhedged composite index is the most commonly accepted global blended benchmark. The Trust notes that the Fund does not hedge its non-U.S. dollar denominated investments and has now added disclosure to this effect to the Fund’s prospectus.

14. Comment: Under “Summary of the Fund – Performance,” please confirm whether it is accurate to state that the composite index, 60% MSCI World Index and 40% Citigroup World Government Bond Index “more accurately reflects the Fund’s investments.”

Response: The Trust has revised the Fund’s disclosure to state that the composite index, 60% MSCI World Index and 40% Citigroup World Government Bond Index, “more accurately reflects the composition of the Fund’s portfolio” and confirms that such statement is accurate.

15. Comment: Please consider whether the disclosure under “Additional Information About the Fund – Managers AMG FQ Global Essentials Fund – Additional Information About the Fund’s Principal Investment Strategies” regarding the Fund’s investment style and capitalization range with respect to equity investments should be added to the section “Summary of the Fund – Principal Investment Strategies.”

Response: The requested change has been made.

16. Comment: Please explain the meaning of the word “Essentials” in the Fund’s name and why the Fund has not adopted an 80% investment policy in accordance with Rule 35d-1 under the 1940 Act.

Response: The word “Essentials” in the Fund’s name means gaining exposure to those asset classes that the investment adviser determines to be important in constructing a well diversified portfolio of global capital markets investments, which asset classes may change from time to time. The Trust believes that this common understanding of the word “essential” (which word’s first definition in the Oxford Dictionary is “absolutely necessary; extremely important”) is the predominant meaning of the word. As such, the Trust believes that the use of the word “Essentials” does not suggest that the Fund focuses its investments in a particular type of investment or investments or in investments in a particular industry or group of industries. Therefore, the Trust respectfully submits that the word “Essentials” is not subject to an 80% investment policy in accordance with Rule 35d-1 under the 1940 Act. The Trust notes that it is aware of only two other Registrants that have series or classes with the word “Essential” or “Essentials” in their name, and that neither Registrant has adopted an 80% investment policy in accordance with Rule 35d-1 under the 1940 Act with respect to such series or classes.

PIMCO Bond Fund

17. Comment: Under “Summary of the Fund – Principal Investment Strategies,” in connection with the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes in bonds, given that the term “bond” now includes derivatives, please confirm whether the Fund will provide at least 60 days’ notice to shareholders in accordance with Rule 35d-1 under the 1940 Act.

Response: In consideration of the Staff’s comment, the Trust has revised the Fund’s disclosure to conform to its existing policy under Rule 35d-1.

18. Comment: If the Fund has maturity requirements, as indicated in the fourth bullet point under “Additional Information About the Fund – Managers PIMCO Bond Fund – Additional Information About the Fund’s Principal Investment Strategies,” please consider disclosing any such maturity requirements in the summary section of the Fund’s prospectus.

Response: The Trust notes that the Fund does not have any specific maturity requirements apart from its portfolio duration considerations. The Trust further notes that the following sentence appears in the summary section of the Fund’s prospectus with respect to the Fund’s portfolio duration: “The average portfolio duration of this Fund normally varies within two years (plus or minus) of the duration of the Barclays Capital U.S. Aggregate Index, as calculated by Pacific Investment Management Company, LLC (“PIMCO”), the Fund’s Subadvisor, which as of December 31, 2011 was 4.95 years.”

19. Comment: Under “Additional Information About the Fund – Managers PIMCO Bond Fund – Additional Information About the Fund’s Principal Investment Strategies,” please confirm whether trust preferred securities are included in calculating the Fund’s investments in bonds for purposes of its 80% investment policy and, if such securities are included, explain why this is appropriate.

Response: The Trust confirms that trust preferred securities are included in calculating the Fund’s investments in bonds for purposes of its 80% investment policy. The Trust notes that trust preferred securities have the characteristics of subordinated debt and are treated by financial institutions as debt securities for tax purposes. Further, trust preferred securities typically bear a market rate coupon comparable to interest rates available on a debt of a similarly rated issuer. Typical characteristics of such securities include long-term maturities, early redemption by the issuer, periodic fixed or variable interest payments, and maturities at face value. As such, the Trust believes it is appropriate to count trust preferred securities toward the Fund’s investments in bonds for purposes of its 80% investment policy. While trust preferred securities also take on certain characteristics of preferred stock and are treated by financial institutions as equity for the calculation of capital requirements, the Trust nonetheless believes that it is more accurate to count such securities toward the Fund’s investments in bonds. The Trust notes that the features of trust preferred securities described above, among others, are disclosed in the Fund’s prospectus under “Summary of the Fund – Principal Risks – Bank Capital Securities and Trust Preferred Securities Risk.”

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda